UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE

2ND QTR 2020

TIMB
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NYSE

TIMS
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TIM
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2021 Second Quarter Results (Including the effects of IFRS 9, 15 and 16)

Operational Resilience and Quick Recovery of Market Dynamics

•	Mobile ARPU posted strong growth of 10.3% YoY, reaching R$ 25.8;
•	Prepaid ARPU was up by 11.2% YoY, reaching R$12.7 while human postpaid ARPU (ex-M2M) increased by 5.6% YoY, reaching R$ 45.8;
•	TIM Live’s UBB customer base was up by 10.0% YoY, totaling 666k connections;
•	TIM Live’s ARPU posted robust growth of 8.2% YoY, reaching R$ 90.8.

Continuous infrastructure expansion, offering the best customer experience

•	Leader in 4G coverage, reaching 4,277k cities, with emphasis to 700MHz frequency expansion, now serving 3,608 cities;
•	VoLTE technology available in 4,262k cities, improving users’ voice experience;
•	Expansion of 4.5G coverage to 1,493 cities in 2Q21;
•	Acceleration of FTTH expansion with 3.8 million homes passed by fiber optic in 28 cities plus 7 administrative regions in the Federal District by the end of June.

Accelerated Revenue and EBITDA growth, maintaining their recovery trend

•	Total Net Revenues accelerated growth to 10.5% YoY, and Total Service Revenues up by 8.7% YoY in 2Q21;
•	Mobile Service Revenues continued to increase, posting an 8.5% YoY growth, driven by better performances of postpaid (+8.9% YoY) and prepaid (5.3% YoY) segments;
•	Customer Platform Revenues amounted to R$ 29 million in 2Q21;
•	TIM Live Revenues maintained its strong growth pace, up by 21.0% YoY in 2Q21;
•	Product Revenue resumed its recovery trend, and grew 130.5% YoY in the quarter;
•	Normalized EBITDA* reached R$ 2.1 billion, up 5.9% YoY, in 2Q21, and Normalized EBITDA Margin* stood at 47.7%, mainly due to revenue improvement;
•	Normalized Net Income was up by 154.7% YoY, totaling R$ 681 million in 2Q21.
•	Investments totaled R$ 906 million, with the pick-up of projects reprioritized in 2020 and the preparation to receive Oi Mobile assets.

*Normalized EBITDA according to the items in the Costs section (+R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net income normalized by tax credit (-R$ 4.6 million in 2Q21).

Conference in English:	Conference in Portuguese:
July 27th, 2021 at:	July 27th, 2021 at:
10:00 a.m. Brasilia Time / 09:00 a.m. US (NY)	10:00 a.m. Brasilia Time / 09:00 a.m. US (NY)

Available via webcast. Click here.	Simultaneous translation from English into Portuguese available via webcast. Click here.

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Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

*The Customer Platform includes revenues from new initiatives, such as Financial Services and Mobile Advertising.

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Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenues (MSR) totaled R$3,983 million, up by 8.5% and by 0.9% compared to 2Q20 and 1Q21 respectively. This growth stems from better performances both in prepaid and postpaid segments and also a more favorable YoY comparison basis. Year to date, MSR increased by 5.6% YoY.

Breaking down each mobile segment in the second quarter:

(i)	Prepaid segment maintained the gradual recovery seen since the beginning of the second half of 2020. This growth is driven by: (I) the 4.0% YoY increase in rechargers, (ii) ARPU growth by 11.2% YoY and (iii) 0.9 p.p. decrease in churn YoY. Thus, Prepaid Revenues were up by 5.3% YoY, recording positive results versus the drop posted in 1Q21 (-4.1% YoY).
(ii)	In Postpaid segment, our focus remained in a value approach giving emphasis to churn management, offer portfolio and ARPU. In May, Control plan prices were partially readjusted, which positively contributed to this line. Postpaid Revenues were up by 8.9% YoY in the quarter, boosting their growth pace when compared to the 1Q21 figure (+3.9% YoY).

ARPU’s (Average Monthly Revenues per User) continues to drive MSR growth. Consolidated mobile indicator grew 10.3% YoY and reached R$25.8, reflecting TIM’s successful efforts to continually monetize its customer base through migrations to higher value prepaid and postpaid plans.

Likewise, segments’ ARPU, which excludes Other Mobile Revenues and Customer Platform, also posted consistent growth, up by 11.2% YoY in prepaid and by 5.6% YoY in human postpaid (ex-M2M), contributing to the Company’s Volume to Value strategy.

In 2Q21, Interconnection Revenues (ITX) decreased 5.8% YoY, reflecting the lower incoming traffic in the period. Furthermore, this line was impacted by the comparison basis, given that the traffic hiked in 2Q20 due to the social distancing measures imposed by the pandemic. The incidence of MTR on Net Service Revenues reached 2.6% in the quarter. In 6M21, this line was up by 6.6% YoY mainly from the impact of a higher MTR rate (Mobile Termination Revenue) at the beginning of the year.

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Customer Platform Revenues totaled R$ 29 million in 2Q21, of which R$ 20 million were generated by Financial Services, and R$ 9 million by Mobile Advertising. Year to date, Customer Platform Revenues totaled R$ 46 million, of which R$ 30 million were generated by Financial Services, and R$ 16 million by Mobile Advertising.

The Other Revenues line was up by 16.8% YoY in 2Q21, mainly due to increased revenues from network sharing and swap agreements, in line with the Company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex). Year to date, this line was up by 13.4% YoY.

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 283 million in the quarter, an 11.1% increase from 2Q20. TIM Live remains the main performance driver, up by 21.0% YoY in 2Q21, accounting for nearly 63% of fixed service revenues. On the other hand, other fixed services were down by 2.6% YoY.

In 6M21, Fixed Service Revenues came to R$ 564 million, up 11.6% YoY. In turn, TIM Live revenues increased by 20.7% YoY, following the ultra-broadband coverage evolution, which was present in 28 cities plus 7 administrative regions in the Federal District by the end of the period.

TIM Live’s ARPU (Average Monthly Revenues per User) was up by 8.2% YoY. The performance is explained by the penetration of higher-value FTTH offers with faster speeds (connections over 100 Mbps accounts for more than 50% of customer base) and price readjustments as of July 2020 in part of the plans.

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OPERATING COSTS AND EXPENSES

*Operating Costs normalized by specialized legal and administrative services (+R$ 13.7 million in 2Q21) and adjustments to towers’ sale-leaseback contract (+R$ 2.6 million in 1Q20).

Reported Operating Costs and Expenses totaled R$ 2,320 million in 2Q21 (+15.8% YoY). This quarter, this line was impacted by non-recurring expenses – in the amount of R$13.7 million, related to specialized legal and administrative services associated with the acquisition/restructuring projects of the Oi’s and FiberCo’s assets. The comparison is slightly impacted by non-recurring items accounted for in 1Q20 – in the amount of R$2.6 million – related to adjustment to towers’ sale-leaseback contract.

Breakdown of Costs and Expenses Performance:

Personnel Costs increased by 9.9% YoY in 2Q21. This performance was mainly influenced by the resumption of expenses with sales teams after the reopening of sales channels. Compared to 1Q21, personnel costs were down by 6.1%, stemming from lower expenses with social security labor contingencies. In 6M21, this line was up by 8.9% YoY, also impacted by the resumption of expenses with sales teams and organic effects, such as inflation on salaries and benefits.

Selling and Marketing Expenses were up by 16.9% YoY in 2Q21, mainly impacted by increased commercial activity compared to the same period in 2020. Cost lines that led to this increase were: (i) marketing and advertising expense, due to the launch of the mothers’ day campaigns, new prepaid and the Brazilian Olympic Committee campaigns; and (ii) sales commissions. Selling and marketing costs were also down by 8.1% QoQ due to (i) lower marketing and advertising expenses compared to 1Q21; and (ii) drop in Fistel expenses. In 6M21, this line was up by 8.4% YoY mainly stemming from higher marketing and advertising expenses.

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The Network and Interconnection group rose 2.1% YoY in 2Q21, boosted by higher infrastructure sharing agreements and maintenance costs, offset by a decrease in interconnection subgroup, which, despite the higher mobile termination rate (MTR), recorded less traffic. In 6M21, the Network and Interconnection group grew 8.2% due to higher costs with infrastructure sharing agreements and higher mobile termination rate (MTR) in February 2021.

Normalized General and Administrative[1] (G&A) Expenses were up by 32.5% YoY in the quarter. This increase is mostly explained by: higher expenses with maintenance services as a result of the IT infrastructure migration to the Cloud, and by specialized consulting services for strategic projects. Compared to 1Q21, G&A was up by 3.8% due to in the increase in specialized services, as previously mentioned.

Cost of Goods Sold (COGS) totaled R$ 183 million in 2Q21 (+123.1% YoY), following the increase in Product Revenues from the higher handset sales volume, also benefiting from a weaker comparison basis in 2Q20. In the QoQ comparison, this line was up by 25.9% for the same reasons explained above.

In 2Q21, the Provisions for Doubtful Accounts (Bad Debt) were slightly up by 1.1% YoY. In the quarter, Bad Debt was mainly impacted by a recognition of Bad Debt from a wholesale customer. In absolute figures, Bad Debt came to R$ 161 million, accounting for 2.60% of TIM’s Gross Revenue.

Other Operating Expenses were up by 13.8% YoY in 2Q21, explained by higher expenses with labor contingencies and increased provisions for tax lawsuits. This line’s share over the total normalized Opex stood at 4.1% in 2Q21 (versus 4.1% in 2Q20).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 58.0 per gross addition in 2Q21, up by 63.5% YoY, impacted by the higher selling and advertising costs.

2.2 Months payback	The SAC/ARPU ratio (payback per client) fell YoY, reaching 2.2 months from 1.5 month in 2Q20.

[1] General and Administrative Expenses were positively impacted by non-recurring item (+R$ 13.7 million) in 2Q21 related to specialized legal and administrative services.

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FROM EBITDA TO NET INCOME

*EBITDA normalized according to the items in the Costs section (+R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net income normalized by tax credit (-R$ 4.6 million in 2Q21).

EBITDA[2] (Earnings before Interest, Taxes, Depreciation and Amortization)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 2Q21, D&A was up by 5.5% YoY, explained by increased Depreciation of 4G equipment and right of use related to larger lease agreement base, even though it was offset by lower software Amortization. In 6M21, D&A increased by 3.4% YoY, explained by the same reasons that impacted 2Q21 figures.

Normalized EBIT[3] in 2Q21 grew 6.6% YoY, reflecting higher EBITDA growth, partially impacted by the increase in D&A. Normalized EBIT Margin ended the quarter at 15.4%, 0.6 p.p. down compared to 2Q20. Year to date, Normalized EBIT rose 9.4% YoY and Normalized EBIT Margin reached 14.5%, up 0.4 p.p.

[2] EBITDA normalized according to items in the Operating Costs and Expenses section.

[3] EBIT normalized according to items in the Operating Costs and Expenses section.

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NET FINANCIAL RESULTS

Net Financial Results in 2Q21 were negative by R$ 36 million, representing an improvement of R$ 232 million compared to 2Q20. This difference is mainly related to:

(i)	Higher financial revenue from: (1) positive impact from the accounting of mark-to-market of the 2nd vesting reached by TIM, which gives the Company rights in the share subscription of C6 Bank capital; and (2) positive impact from the monetary restatement of the reversal of financial expenses recorded throughout time due to a provision of Income Tax and Social Contribution recorded in 2009, due to the partial successful outcome in an administrative proceeding related to the merger of the Group’s operational companies at the time, TIM Nordeste by TIM Celular (Financial Statements, Note 33);
(ii)	Despite increased financial expenses with: (1) higher interest on taxes related to the non-payment of TFF; and (2) higher losses from passive hedge.

INCOME TAX AND SOCIAL CONTRIBUTION

In 2Q21, Reported Income Tax and Social Contribution totaled R$ 45 million compared to -R$ 100 million in 2Q20. This improvement mainly stems from better comparison basis due to the IoE declared in 2Q21 and the positive impact from the reversal of Income Tax/Social Contribution provision recorded in 2009, due to the partial successful outcome of an administrative proceeding related to the merger of operational companies TIM Nordeste by TIM Celular, as mentioned before. On a Normalized basis, Income Tax/ Social Contribution totaled R$41 million compared to -R$100 million in the same period the previous year, for the reasons already explained above.

In 2Q21, the effective rate stood at 6.3% vs. -27.1% in 2Q20 (on a Normalized basis). In 6M21, the effective rate was -4.9% vs. -30.9% in 6M20, on a normalized basis, explained by the same reasons seen in 2Q21, in addition to the increased use of tax benefits in 6M21.

NET INCOME[4]

[4] Net Income normalized according to items in the Operating Costs and Expenses section.

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CASH FLOW, DEBT AND CAPEX

*Normalized EBITDA according to the items in the Costs section (+R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

In 2Q21, EBITDA-Capex came to R$ 1,195 million, a decrease of 8.8% YoY, taking EBITDA-Capex over Net Revenues to 27.1% (vs 32.9% in 2Q20).

In an exercise to exclude the financial lease effects from these indicators, 2Q21 EBITDA was recalculated considering these lease agreements on operating expenses. Therefore, EBITDA-AL (After Lease) for the quarter would be R$ 1,615 million (+3.5% YoY) and EBITDA-AL minus Capex would sum up to R$ 709 million (-20.0% YoY).

CAPEX

Capex totaled R$ 906 million in 2Q21, up by 34.5% compared to 2Q20, mainly explained by the comparison basis that was impacted by project reassessment due to social distancing measures. Additionally, the company has begun to prepare its infrastructure for the integration of Oi’s Mobile assets.

Investments are still being allocated to infrastructure (88% of the total), mainly to projects in IT, 4G technology through 700MHZ, transport network and FTTH expansion (which received approximately 15.7% of 2Q21 total investments).

CHANGE IN WORKING CAPITAL

The Change in Working Capital was positive by R$ 40 million, compared to positive R$ 279 million in 2Q20, mostly due to the payment of Condecine 2021 fee in April.

Furthermore, it is important to note that, regarding Fistel fees, in 1Q20 their payment was postponed (about R$ 790 million) – usually due in March – to August 31, 2020. In 3Q20, we paid nearly R$ 300 million related to said taxes, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for that quarter. In the 6M21, the Company partially paid CFRP and Condecine fees in the amount of R$ 300 million. The remaining Fistel (TFF) amount of R$ 480 million for 2021 is still suspended, without a defined payment date (Financial Statements, Note 22).

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DEBT AND CASH

Gross Debt in 2Q21 was R$ 12,307 million, up by R$ 1,950 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,186 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months, pursuant to IFRS 16); (ii) bank debt in the amount of R$ 4,226 million and (ii) hedge position[5] in the amount of R$ 104 million (reducing gross debt).

At the end of 2Q21, financings (after hedge) totaled R$4,122 million, comprised of agreements with foreign private banks and fully hedged in local currency. The average cost of debt excluding leases was 4.3% p.y. in the quarter, up when compared to 3.4% p.y. in 2Q20.

In March 2021, TIM’s Board of Directors approved the Company’s financing plan. The approved financial strategy consists of contracting foreign loans in domestic or foreign currency – with exchange rate coverage – in the amount of up to R$4 billion, for the term of up to 4 years. In April 2021, the Company executed 2 contracts with foreign banks, in the total amount of R$1.072 billion.

In April, the Company received authorization from the Ministry of Communications to issue up to R$ 5.75 billion in incentive debentures, the highest approval ever made by the Government within the scope of the program. The contribution may be used to finance TIM's infrastructure project, which covers the evolution of the fixed and mobile network, including 5G, and the virtualization of the telecommunication network, with the purpose of increasing the quality and availability of services offered.

As part of the abovementioned project, in June, the Company completed the settlement of the 2nd debenture issuance in the total amount of R$ 1.6 billion, maturing in June 2028. This is the Company’s first debentures offer to consider ESG aspects in its issuance, bringing benefits to both society and the environment, thus endorsing the goals of the Company’s Strategic Plan. Cost of debt is IPCA + 4.1682% p.y., subject to step-down adjustments that can reach a reduction of up to 0.25% p.y. if ESG goals are achieved. At the same time, the Company also contracted a swap to fully hedge interest rates risks, which the final rate was CDI+0.95%. Net funds from this issue will be allocated to finance fixed and mobile network implementation, expansion and modernization projects in different technologies, including 5G, with the purpose of placing TIM in the forefront in terms of service quality and availability.

[5] The Derivatives position excludes the subscription bonus in C6 Bank capital – TIM S.A. Financial Statements, Note 37.

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At the end of the quarter, Cash and Securities totaled R$ 7,125 million, an increase of R$ 3,824 million YoY.

The average cash yield was 3.9% p.y. in 2Q21, up compared to 2.9% p.y. in 2Q20, a result of better fund allocation and the last Selic rate increases.

In 2Q21, Net Debt totaled R$ 5,183 million, down by R$ 1,874 million compared to the same period of the prior year, when net debt was R$ 7,057 million. This reduction is explained by the stronger cash generation during the first half of 2021. Net Debt excluding leasing effects, Net Debt-AL, would reach
-R$ 3,003 million, in other words, a “net cash” position with an improvement of R$ 2,383 million compared to the same period of the previous year.

Net Debt/EBITDA ratio stood at 0.60x in the quarter. Excluding financial leases, Net Debt-AL/EBITDA-AL was -0.44x in 2Q21, compared to -0.09x in 2Q20.

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QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PARTNERSHIP BETWEEN TIM AND COGNA

On July 7th, 2021, TIM S.A. informed its shareholders, the market in general and other interested parties that, jointly with Anhanguera Educacional Participações S.A. (“AESAPAR”), subsidiary of Cogna Educação S.A (“Cogna”), jointly referred as “Partners”, concluded the negotiations regarding a strategic partnership (“Partnership”) with the objective of developing combined offers with special benefits aiming the access to distance education through the Ampli platform.

The Partners highlight the innovative character of the agreement, by combining a digital learning platform developed in mobile-first concept, with the largest 4G infrastructure in Brazil. This is a powerful combination that will expand and encourage access to university courses and free courses for all TIM customers. This approach offers great potential to generate value for both companies through customer base growth and revenue growth.

The Partnership is aligned with the Customer Platform strategy that the Company has been working on since 2020. This strategy seeks to monetize the assets that TIM holds as a mobile operator through strategic partnerships that create value for our customers and for the company itself.

This agreement does not create a joint venture and, therefore, the Partners maintains the independence of their operations. Through a compensation mechanism based on objectives and depending on the evolution of the results of the partnership, TIM will become a minority shareholder of AESAPAR in a new company to be created as a result of the separation of assets from the Ampli platform (“Ampli Co”). The formation and operation of Ampli Co will be submitted to the competent authorities, in particular the Ministry of Education (MEC).

This equity interest can reach up to 30% of the new company’s capital and the subscription of shares must be previously approved by the Administrative Council for Economic Defense – CADE. In the defined plan, there is an expectation of seeking a future IPO (Initial Public Offering).

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Operating and Marketing Performance

*2Q21 and 6M21 numbers as of May 2021.

MOBILE SEGMENT:

GENERAL MARKET[6]

The mobile market reported growth of 8.2% YoY in 2Q21, reinforcing the positive base expansion, observed in the last quarter for the first time since 2015. In the past 12 months, postpaid net additions reached 15.7 million users, of which 66% were human postpaid lines. Prepaid reached 2.8 million new lines.

TIM

TIM ended 2Q21 with a total of 51.3 million users, reporting a slight 1.3% decrease in the period.

The postpaid base ended the 2Q21 with 22.2 million lines (+3.9% YoY), of which 81.9% refer to human postpaid lines. In the period, this segment’s mix over total base reached 43.2%, +2.2 p.p. YoY.

At the end of the quarter, human postpaid reached 18.2 million lines (+4.0% YoY), with net additions of 694 thousand lines in the last 12 months. Monthly churn rate remained at lowest levels (3.0% in 2Q21), as recorded in the last quarters.

The M2M base ended the quarter with 4.0 million users (+3.7% YoY). In the last 12 months, net additions totaled 144k users.

In 2Q21, the prepaid base reached 29.2 million lines down by 5.0% YoY. The segment’s base posted churn volume lower than previous periods, 1.5 million in the last 12 months. The segment was also impacted by restriction measures at some locations during the quarter.

[6] 2Q21 numbers as of May 2021.

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The 4G base ended the quarter with 44.4 million users, once again accelerating its pace and resuming double-digit growth (+12.9% YoY). The 4G handset mix in the total human lines base reached its highest historical level, 94% (+12.2 p.p. YoY).

FIXED SEGMENT:

TIM Live ended the 2Q21 with 666k connections, maintaining the accelerated growth pace (+10.0% YoY). In the last 12 months, net additions reached 61k lines, and above 200 mbps speed plans were responsible for the period’s expansion dynamics. Higher-value plans, with speed above 100 mbps, accounted for 55% of the total base. The segment was negatively impacted by the COVID-19 pandemic in the quarter, especially in April until the federal government resumed the emergency allowance.

The network's rollout continued to accelerate, prioritizing the consolidation of already active clusters. Accordingly, total homes passed grew 38.3% YoY, with the total number of locations growing compared with the previous quarter (28 cities and 7 administrative regions of the Federal District).

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Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

For yet another quarter, efforts to simplify self-care and boost digital sales channels have generated positive results. In 2Q21, digital channel sales posted consistent results: pure postpaid sales were up by 28.2% YoY, while consumer Control increased by 4.8% YoY. Additionally, the digital recharge mix continued to speed up (+18.7 p.p. vs. 2Q20).

Accordingly, digital billing and payment mechanisms kept their growth pace throughout 2Q21. Invoices delivered through these channels posted a 16.7% YoY growth, with a base penetration of 78.2% (+8.5 p.p. YoY). Meanwhile, total customers digitally paying their invoices increased by 4.6% YoY compared to the same period the previous year, reaching a penetration of 76.7% (+3.8 p.p. YoY). Another convenience offered to TIM’s customers is the possibility to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

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The quality of our customer caring processes continues to be greatly important to the Company in the ongoing pursuit of efficiency. Therefore, we have developed mechanisms to simplify self-service, which continue to bring positive results. In the quarter, Meu TIM once again proved to be a fundamental tool to simplify caring processes – providing customers with greater transparency and control to manage their plans. The 20.9% YoY growth in the app’s monthly average of unique users in 2Q21 demonstrates the Company’s success in encouraging and offering functionalities of interest to customers through this channel. Furthermore, the 9.8% YoY decline in human interactions also corroborates to the channel’s importance, reducing dependency on call centers.

Another innovative initiative explored by the Company is the use of artificial intelligence at the customer service center. The use of this cognitive technology has transformed TIM’s automatic service into a new customer experience, which is more customized, diversified, and agile. Through this new approach consumer needs are predictively and automatically detected, creating corrective solutions and measures to the customer. The approach combines natural language voice, journeys according to each customer’s context, analysis of customers’ feeling and curatorship. Since its implementation in 2020, over 44 million calls have come through the cognitive IVR, of which 10 million only in 2Q21. We expect to boost the use of cognitive tools even further, by making new services available, in addition to 100% cognitive services for Broadband and Pós Concierge customers. Thus, we expect to reach 47 million cognitive services by the end of the year.

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NETWORK DEVELOPMENT

For another quarter, the TIM reinforces its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. Focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

Therefore, Capex allocated to infrastructure projects (Network + IT) of approximately 90%, by using analytical tools to ensure efficient allocation of resources. Some of the most important initiatives:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);
o	Network sharing agreements;
o	Frequency refarming;
o	Carrier aggregation;
o	Site densification.

Among the main actions and projects underway, which are focused on the modernization and enhancement of our infrastructure, we highlight:

o	Anticipation of the TAC (Conduct Adjustment Term) delivery targets for 2021;
o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 20 DCE (Data Center Edge) - 34 totaled at the end of 2Q21;
o	Expansion of 4.5G coverage to 1,493 cities in 2Q21;
o	Expansion of 700MHz frequency 4G use for 3,608 cities by the end of the year;
o	Expansion of VoLTE, available in 4,262 cities;
o	Expansion of refarming of 2.1 GHz frequency in 4G, reaching 343 cities;
o	Infrastructure virtualization project;
o	Expansion of network capacity through the Massive MIMO solution;
o	Mobile infrastructure sharing agreement with Vivo, geared towards efficiency in Capex and Opex allocation;
o	Expansion to 224 sites installed in the Sky Coverage project (sustainable and extreme low-cost solution with social benefits to provide coverage in remote areas);
o	Consolidation of NB-IoT network, present in more than 3,656 municipalities by the end the 2Q21, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

Once again, TIM maintains the leadership in 4G coverage, reaching 4,277 cities or 96% of the country's urban population. Therefore, the Company continues its mission to offer the best 4G coverage to all Brazilian cities. Moreover, the 23% YoY growth in this technology’s network elements in the period reinforces the Company’s commitment to the evolution of the quality and capacity of mobile network infrastructure. As a result, 4G data traffic once again reached a high level ever in the quarter, accounting for approximately 91% of the total data volume (+4 p.p. YoY).

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The expansion of fixed broadband coverage also evolved positively throughout the quarter, surpassing 3.8 million homes passed with FTTH, while FTTC ended June at 3.5 million units, totaling 6.6 million homes passed. In the quarter, FTTH also began commercial activities in the city of Taboão da Serra (SP) and in the Gama region, in the Federal District. Hence, TIM’s BL technology (FTTH + FTTC)[7] is present in 30 cities plus 7 administrative regions in the Federal District.

In transport infrastructure, TIM reached nearly 111k km with fiber optic for backbone and backhaul, a 6.6% YoY increase, and in the FTTCity project reached 1,068 cities. This evolution continues to support the increase in traffic in both Mobile and Fixed services.

Finally, with 1,739 active Biosites at the end of 2Q21, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting, and security cameras – besides being cheaper and faster to install.

[7] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF) and Candangolândia (DF).

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Environmental, Social & Governance

2Q21 ESG HIGHLIGHTS

TIM has established a new and more ambitious target plan named ESG Plan, for the 2021-23 three-year period. Based on the ambitions assumed in the previous Industrial Plan (2020-2022), the Company introduces new goals related to a set of initiatives, which are part of its strategy, contributing to a consistent conjunction between ESG aspects, business operation and organizational accountability.

7 new goals were added to the 8 previously created and improved:

*Base year 2019.

ENVIRONMENTAL

o	In June, TIM reached 77.8% of its energy matrix from renewable sources, with 38 owned plants in operation, including solar, hydroelectric generating plants (CGHs) and biogas generators. The average consumption of renewable energy in the period was 75.7%. By the end of 2021, the expectation is to reach 80% renewable sources.
o	To contribute to the goal of becoming carbon neutral by 2030, TIM created the Sky Coverage project that aims to prioritize the use of simplified structures and renewable energy, such as solar panels, to connect towers and antennas in remote areas of the country.
o	1,739 biosites are active in TIM’s network. Besides being a solution to reduce the number of antennas and towers, reducing the visual and urbanistic impact, these structures can also add other functions, such as public lighting and security cameras.
o	Since 2010, the Company has recorded its emissions in the Public Emission Record of the Brazilian GHG Protocol Program.
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that release greenhouse gas inventories and are committed to climate change cause. TIM is also part of the ICDPR-70 and the CDP Brazil’s Climate Resilience Index.
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

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SOCIAL

o	TIM surpassed the mark of 4,000 municipalities with 4G throughout Brazil, eight months ahead of the goal set for the end of 2021. By 2023, the company is committed to serve 100% of the municipalities.
o	First telecom operator to receive the international 2021 Diversity in Tech Award, from the GSMA, a group that brings together more than a thousand telecom companies from around the world. The award was a recognition of TIM's internal and external actions to promote diversity and inclusion.
o	TIM has become a signatory of the LGBTI+ Companies and Rights Forum. As part of this new commitment, the Company also announced the creation of a talent bank for LGBTI+ people in the company and the creation of a training and hiring program for transgender people.
o	For the second year running, TIM sponsored #ParadaSPaoVivo, a virtual edition of the São Paulo LGBT Pride Parade. To encourage dialogue and the fight of LGBTphobia. The Company carried out several actions during June, of which the highlight was the update of the conscious keyboard that originally warned about the use of racist terms and now also includes LBGTphobic expressions.
o	The Company is a signatory to the UN Women's Empowerment Principles (WEP).
o	TIM joined the Business Coalition for Racial and Gender Equity, an initiative promoted by Instituto Ethos, the Center for the Study of Labor Relations and Inequalities (Ceert) and the Institute for Human Rights and Business (IHRB).

GOVERNANCE

o	TIM released its ESG Report for 2020. The document - formerly called the Sustainability Report - was developed with a focus on TIM's ESG practices and aligned with its material themes. Following the Global Reporting Initiative (GRI) standards methodology , the report also reported the Sustainability Accounting Standards Board (SASB) indicators and was externally audited by EY.
o	TIM announced that raised R$1.6 billion through the issuance of an infrastructure debentures linked to ESG commitments. The operation - classified as a sustainability-linked debenture (SLD), according to the principles established by the International Capital Markets Association - was considered the first of its kind in the telecommunications sector in the country.
o	The first year of execution of the TAC signed by TIM with Anatel was concluded. The investments in connectivity infrastructure made as a result of the agreement benefited about 12 million people in 22 states of the federation, including 210 municipalities in the north and northeast regions where 4G technology was not available.
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level.
o	It has been the first and so far, the only telecommunications company to receive the Pró-Ética Seal of the Brazilian Office of the Comptroller General (“CGU”).
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To have access to the Environmental, Social & Governance quarterly Report, go to: http://www.tim.com.br/ri/ESG Quarterly Report.

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Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2021 (2Q21), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

23

Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	2Q21	2Q20	% YoY	1Q21	% QoQ
R$ million					
ASSETS	**43,858**	**39,334**	**11.5%**	**41,117**	**6.7%**
CURRENT ASSETS	**12,709**	**8,309**	**53.0%**	**10,048**	**26.5%**
Cash and cash equivalents	3,749	3,046	23.1%	2,717	38.0%
Short-term investments	3,376	255	1224.3%	1,602	110.7%
Accounts receivable	2,828	2,890	-2.2%	2,818	0.3%
Inventories	226	204	10.8%	301	-25.0%
Indirect recoverable taxes	407	403	0.9%	449	-9.4%
Direct recoverable taxes	1,245	989	25.9%	1,240	0.4%
Prepaid expenses	339	204	66.1%	243	39.7%
Derivative contracts	203	84	142.3%	400	-49.3%
Leasing	28	6	374.0%	23	21.3%
Other assets	310	229	35.2%	255	21.6%
ASSETS HELD FOR SALE	**2,172**	-	**n.a.**	-	**n.a.**
NONCURRENT	**28,976**	**31,024**	**-6.6%**	**31,069**	**-6.7%**
Noncurrent assets	**4,091**	**4,795**	**-14.7%**	**3,805**	**7.5%**
Long-term investments	7	4	76.9%	7	-0.5%
Accounts receivable	90	140	-35.8%	111	-18.6%
Indirect recoverable taxes	827	829	-0.2%	789	4.8%
Direct recoverable taxes	802	2,402	-66.6%	1,057	-24.1%
Deferred income and social contribution taxes	898	-	n.a.	486	84.8%
Judicial deposits	765	842	-9.1%	781	-2.0%
Prepaid expenses	82	60	37.9%	81	1.3%
Derivative contracts	379	338	12.2%	265	43.2%
Leasing	210	149	41.4%	194	8.3%
Other assets	30	32	-4.2%	34	-11.9%
Permanent Assets	**24,885**	**26,230**	**-5.1%**	**27,264**	**-8.7%**
Property, plant and equipment	17,423	17,331	0.5%	18,443	-5.5%
Intangibles	7,462	8,899	-16.2%	8,821	-15.4%
LIABILITIES	**43,858**	**39,334**	**11.5%**	**41,117**	**6.7%**
CURRENT LIABILITIES	**7,609**	**6,225**	**22.2%**	**7,903**	**-3.7%**
Loans and financing	1,446	1,741	-16.9%	2,261	-36.1%
Derivative contracts	83	14	510.1%	13	520.3%
Leasing	1,186	867	36.8%	1,107	7.1%
Suppliers	2,590	2,065	25.4%	2,661	-2.7%
Salaries and related charges	271	282	-3.8%	312	-13.1%
Indirect taxes, charges and contributions	1,156	833	38.8%	1,076	7.4%
Direct taxes, charges and contributions	177	78	125.5%	81	119.6%
Dividends payable	354	-	n.a.	52	580.7%
Authorizations payable	131	63	108.8%	105	24.3%
Deferred revenues	197	229	-13.9%	225	-12.4%
Other liabilities	18	54	-67.3%	9	101.2%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	**402**	-	**n.a.**	-	**n.a.**
NON CURRENT LIABILITIES	**12,072**	**10,607**	**13.8%**	**9,750**	**23.8%**
Loans and financing	2,780	1,348	106.3%	284	878.8%
Derivative contracts	72	-	n.a.	-	n.a.
Leasing	7,238	6,964	3.9%	7,290	-0.7%
Authorizations to pay	214	246	-12.9%	238	-10.0%
Indirect taxes, charges and contributions	3	3	2.9%	3	1.0%
Direct taxes, charges and contributions	15	212	-93.0%	212	-93.0%
Deferred income and social contribution taxes	-	266	-100.0%	-	n.a.
Provision for contingencies	954	739	29.0%	908	5.1%
Pension plan	7	6	27.0%	7	n.a.
Deferred revenues	722	790	-8.5%	739	-2.3%
Other liabilities	67	32	107.1%	69	-3.4%
SHAREHOLDERS' EQUITY	**23,774**	**22,501**	**5.7%**	**23,464**	**1.3%**
Capital	13,478	13,476	0.01%	13,478	n.a.
Capital reserves	405	38	955.8%	399	1.5%
Income reserves	9,317	8,550	9.0%	9,317	n.a.
Accumulated losses	-	-	n.a.	-	n.a.
Equity valuation adjustments	(5)	(4)	27.0%	(5)	n.a.
Treasury stocks	(20)	-	n.a.	(3)	675.7%
Net Income for the period	599	440	36.1%	277	116.4%

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Attachment 2

TIM S.A.

Income Statement

| | DESCRIPTION | 2Q21 | 2Q20 | % YoY | 1Q21 | % QoQ | 6M21 | 6M20 | % YoY |
|---|---|---|---|---|---|---|---|---|---|
| Reported | R$ million | | | | | | | | |
| | **Net Revenues** | **4,407** | **3,987** | **10.5%** | **4,340** | **1.5%** | **8,747** | **8,202** | **6.6%** |
| | **Services Revenues** | **4,266** | **3,926** | **8.7%** | **4,228** | **0.9%** | **8,495** | **8,017** | **6.0%** |
| | **Mobile Service** | **3,983** | **3,671** | **8.5%** | **3,947** | **0.9%** | **7,930** | **7,512** | **5.6%** |
| | Client Generated | 3,623 | 3,360 | 7.8% | 3,600 | 0.6% | 7,222 | 6,913 | 4.5% |
| | Interconnection | 131 | 139 | -5.8% | 136 | -3.8% | 266 | 250 | 6.6% |
| | Customer Platform | 29 | - | n.a. | 17 | 64.9% | 46 | - | n.a. |
| | Others | 201 | 172 | 16.8% | 194 | 3.7% | 395 | 348 | 13.4% |
| | **Fixed Service** | **283** | **255** | **11.1%** | **281** | **0.7%** | **564** | **506** | **11.6%** |
| | of which TIM Live | 179 | 148 | 21.0% | 174 | 3.1% | 353 | 292 | 20.7% |
| | **Products Revenues** | **141** | **61** | **130.5%** | **112** | **26.2%** | **252** | **185** | **36.3%** |
| | **Operating Expenses** | **(2,320)** | **(2,003)** | **15.8%** | **(2,319)** | **0.01%** | **(4,639)** | **(4,287)** | **8.2%** |
| | **EBITDA** | **2,087** | **1,984** | **5.2%** | **2,020** | **3.3%** | **4,108** | **3,916** | **4.9%** |
| | EBITDA Margin | 47.4% | 49.8% | -2.4p.p. | 46.6% | 0.8p.p. | 47.0% | 47.7% | -0.8p.p. |
| | **Depreciation & Amortization** | **(1,424)** | **(1,349)** | **5.5%** | **(1,428)** | **-0.3%** | **(2,852)** | **(2,758)** | **3.4%** |
| | Depreciation | (989) | (881) | 12.2% | (980) | 0.9% | (1,969) | (1,816) | 8.4% |
| | Amortization | (435) | (468) | -7.0% | (448) | -2.8% | (883) | (942) | -6.2% |
| | **EBIT** | **663** | **635** | **4.5%** | **592** | **12.0%** | **1,256** | **1,158** | **8.5%** |
| | EBIT Margin | 15.1% | 15.9% | -0.9p.p. | 13.7% | 1.4p.p. | 14.4% | 14.1% | 0.2p.p. |
| | **Net Financial Results** | **(36)** | **(268)** | **-86.5%** | **(225)** | **-83.9%** | **(262)** | **(519)** | **-49.6%** |
| | Financial expenses | (392) | (319) | 22.8% | (293) | 34.0% | (685) | (639) | 7.1% |
| | Financial income | 360 | 56 | 543.6% | 67 | 439.6% | 426 | 117 | 263.6% |
| | Net exchange variation | (4) | (4) | -12.2% | 1 | n.a. | (3) | 3 | n.a. |
| | **Income before taxes** | **627** | **367** | **70.8%** | **367** | **70.7%** | **994** | **638** | **55.7%** |
| | Income tax and social contribution | 45 | (100) | n.a. | (90) | n.a. | (45) | (198) | -77.2% |
| | **Net Income** | **672** | **267** | **151.3%** | **277** | **142.8%** | **949** | **440** | **115.6%** |
| Normalized* | **Operating Expenses** | **(2,306)** | **(2,003)** | **15.1%** | **(2,319)** | **-0.6%** | **(4,625)** | **(4,284)** | **8.0%** |
| | Personnel | (260) | (237) | 9.9% | (277) | -6.1% | (538) | (494) | 8.9% |
| | Commercial | (749) | (640) | 16.9% | (815) | -8.1% | (1,564) | (1,442) | 8.4% |
| | Network & Interconnection | (685) | (671) | 2.1% | (720) | -4.9% | (1,405) | (1,298) | 8.2% |
| | General & Administrative | (174) | (131) | 32.5% | (167) | 3.8% | (341) | (289) | 18.0% |
| | Cost Of Goods Sold (COGS) | (183) | (82) | 123.1% | (146) | 25.9% | (329) | (241) | 36.5% |
| | Bad Debt | (161) | (159) | 1.1% | (123) | 30.0% | (284) | (347) | -18.2% |
| | Other operational revenues (expenses) | (94) | (82) | 13.8% | (70) | 33.1% | (164) | (172) | -4.7% |
| | **EBITDA** | **2,101** | **1,984** | **5.9%** | **2,020** | **4.0%** | **4,121** | **3,918** | **5.2%** |
| | EBITDA Margin | 47.7% | 49.8% | -2.1p.p. | 46.6% | 1.1p.p. | 47.1% | 47.8% | -0.6p.p. |
| | **Net Financial Results** | **(36)** | **(268)** | **-86.5%** | **(225)** | **-83.9%** | **(262)** | **(519)** | **-49.6%** |
| | Income tax and social contribution | 41 | (100) | n.a. | (90) | n.a. | (50) | (198) | -74.9% |
| | **Net Income** | **681** | **267** | **154.7%** | **277** | **146.0%** | **958** | **443** | **116.4%** |
| | *Total Normalized Items* | (9) | - | n.a. | - | n.a. | (9) | (3) | 248.5% |

*EBITDA normalized according to the items in the Costs section (+R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net income normalized by tax credit (-R$ 4.6 million in 2Q21).

25

Attachment 3

TIM S.A.

Cash Flow Statement

| DESCRIPTION | 2Q21 | 2Q20 | % YoY | 1Q21 | % QoQ | 6M21 | 6M20 | % YoY |
|---|---|---|---|---|---|---|---|---|
| R$ million | | | | | | | | |
| **Initial Cash Balance** | **2,717** | **1,571** | **73.0%** | **2,575** | **5.5%** | **2,575** | **2,285** | **12.7%** |
| Earnings Before Taxes Normalized* | 641 | 367 | 74.6% | 367 | 74.5% | 1,008 | 641 | 57.3% |
| Non recurring operating items | (14) | - | n.a. | - | n.a. | (14) | (3) | 428.1% |
| Depreciation & Amortization | 1,424 | 1,349 | 5.5% | 1,428 | -0.3% | 2,852 | 2,758 | 3.4% |
| Income from equity accounting | - | - | n.a. | - | n.a. | - | - | n.a. |
| Provision for legal and administrative proceedings | 92 | 64 | 43.8% | 79 | 17.2% | 171 | 154 | 11.1% |
| Monetary adjustments to deposits, administrative and legal proceedings | (66) | 19 | n.a. | 16 | n.a. | (49) | 74 | n.a. |
| Interest, monetary and exchange variations of borrowings and other financial adjustments | (69) | 60 | n.a. | 36 | n.a. | (33) | 128 | n.a. |
| Lease interest payable | 205 | 233 | -12.2% | 192 | 6.5% | 396 | 399 | -0.7% |
| Lease interest receivable | (6) | 4 | n.a. | (5) | 20.5% | (11) | (1) | 1426.4% |
| Provision for doubtful debts | 161 | 159 | 1.1% | 123 | 30.0% | 284 | 347 | -18.2% |
| Others | 12 | 12 | 0.4% | 6 | 110.1% | 17 | 16 | 6.2% |
| **Decrease (increase) in operating assets** | 146 | 506 | -71.1% | 407 | -64.0% | 553 | 322 | 71.8% |
| Trade accounts receivable | (151) | 100 | n.a. | 142 | n.a. | (9) | (52) | -82.9% |
| Taxes and contributions recoverable | 244 | 140 | 74.5% | 397 | -38.5% | 641 | 385 | 66.4% |
| Inventory | 75 | 65 | 16.2% | (54) | n.a. | 21 | (0.5) | n.a. |
| Prepaid expenses | (97) | 208 | n.a. | (101) | -3.3% | (198) | (22) | 800.7% |
| Judicial deposit | 127 | 41 | 209.3% | 27 | 371.2% | 154 | 81 | 88.7% |
| Other current assets | (51) | (48) | 7.3% | (4) | 1089.6% | (56) | (70) | -21.1% |
| **Increase (decrease) in operating liabilities** | (290) | (463) | -37.4% | (696) | -58.4% | (986) | (2,010) | -51.0% |
| Payroll and related charges | (37) | 29 | n.a. | 39 | n.a. | 2 | 64 | -96.8% |
| Suppliers | (39) | (570) | -93.2% | (474) | -91.9% | (513) | (1,875) | -72.6% |
| Taxes, charges and contributions | (45) | 246 | n.a. | (97) | -53.3% | (142) | 196 | n.a. |
| Authorizations payable | (9) | (23) | -59.0% | 4 | n.a. | (5) | (23) | -77.1% |
| Payments for legal and administrative proceedings | (91) | (90) | 1.5% | (88) | 4.0% | (179) | (195) | -8.4% |
| Deferred revenues | (45) | (9) | 395.8% | (58) | -22.0% | (102) | (90) | 13.5% |
| Other current liabilities | (23) | (47) | -50.6% | (23) | 0.1% | (46) | (88) | -47.0% |
| Income tax and social contribution paid | (3) | (6) | -46.6% | (4) | -7.7% | (7) | (33) | -79.6% |
| **Net Cash (used in) from operations** | **2,232** | **2,304** | **-3.1%** | **1,950** | **14.5%** | **4,182** | **2,793** | **49.7%** |
| Capex | (906) | (673) | 34.6% | (1,324) | -31.6% | (2,230) | (1,577) | 41.4% |
| Marketable securities | (1,773) | (230) | 671.1% | 468 | n.a. | (1,305) | 387 | n.a. |
| Others | 1 | (3) | n.a. | 1 | 3.2% | 3 | 2 | 11.9% |
| **Net cash used in investment activities** | **(2,678)** | **(906)** | **195.4%** | **(854)** | **213.4%** | **(3,532)** | **(1,188)** | **197.4%** |
| New borrowing | 2,672 | 574 | 365.3% | - | n.a. | 2,672 | 1,374 | 94.4% |
| Repayment of borrowing | (650) | (71) | 815.1% | - | n.a. | (650) | (737) | -11.8% |
| Interest paid - borrowing and financings | (9) | (7) | 23.1% | (8) | 19.4% | (17) | (41) | -59.2% |
| Payment of financial lease | (292) | (315) | -7.3% | (264) | 10.9% | (556) | (529) | 5.2% |
| Interest paid - leases | (209) | (119) | 75.1% | (198) | 5.8% | (406) | (331) | 23.0% |
| Dividends and interest on shareholder's equity paid | (48) | - | n.a. | (487) | -90.2% | (534) | (598) | -10.6% |
| Others | 14 | 17 | -16.1% | 1 | 1108.4% | 15 | 17 | -9.1% |
| **Net cash used in financing activities** | **1,478** | **78** | **1796.5%** | **(954)** | **n.a.** | **524** | **(843)** | **n.a.** |
| **Cash Flow** | **1,033** | **1,475** | **-30.0%** | **141** | **631.1%** | **1,174** | **762** | **54.1%** |
| **Final Cash Balance** | **3,749** | **3,046** | **23.1%** | **2,717** | **38.0%** | **3,749** | **3,046** | **23.1%** |

*EBT normalized according to the items in the Costs section (+R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

26

Attachment 4

TIM S.A.

Operating Ratios

*2Q21 and 6M21 numbers as of May 2021.

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 26, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer